Exhibit 25.2.1

OMB APPROVAL

OMB Number: 3235-0110

Expires: June 30, 2003

Estimated average burden hours per response. . . 15

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

Statement of Eligibility under the Trust Indenture Act

of 1939 of a Corporation Designated to Act as Trustee

Securities Act of 1933 File No.:  333-103115

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2):  ☒

SUNTRUST BANK

(Exact name of trustee as specified in its charter)

Georgia	58-0466330
(Jurisdiction of incorporation if not a U.S. national bank)	(I.R.S. Employer Identification Number)

303 Peachtree Street, Suite 300
Atlanta, Georgia	30303
(Address of Principal Executive Offices)	(Zip Code)

Wallace L. Duke, Jr.

SunTrust Bank

424 Church Street, 6th Floor

Nashville, Tennessee 37219

(615) 748-5324

(Name, address and telephone number of agent for service)

OMNICARE, INC.

(Exact name of obligor as specified in its charter)

Delaware	31-1001351
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 East RiverCenter Boulevard, Suite 1600
Covington, Kentucky	41011
(Address of principal executive officers)	(Zip Code)

$250,000,000 6 1/8% Senior Subordinated Notes Due 2013

(Title of the indenture securities)

Item 1.	General Information.

(a)	The following are the names and addresses of each examining or supervising authority to which the Trustee is subject.

Name	Address
Department of Banking and Finance State of Georgia	Atlanta, GA
Federal Reserve Bank of Atlanta Federal Deposit Insurance Corp.	104 Marietta Street, N.W. Atlanta, GA Washington, D.C.

(b)	The Trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with the Obligor.

The obligor is not an affiliate of the Trustee.

No Responses are included for items 3 through 12, 14 and 15. Responses to those items are not required because, as provided in general instruction (b), the obligor is not in default on any Securities issued under indentures under which SunTrust Bank is a Trustee.

Item 13.	Defaults by the obligor.

Not applicable.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended.

Exhibit 1	A copy of the Articles of Amended and Restated Articles of Association of SunTrust now in effect (dated as of August 8, 2000) (Included in Exhibit 1 to Form T-1, Registration No. 333-62644).

Exhibit 2	A copy of the Certificate of Authority of SunTrust to commence business. (Included in Exhibit 1 to Form T-1, Registration No. 333-62644).

Exhibit 3	A copy of the authorization of SunTrust to exercise corporate trust powers. (Included in Exhibit 1 to Form T-1, Registration No. 333-62644).

Exhibit 4	A copy of the Existing Bylaws of SunTrust Bank, as amended and restated February 13, 2001 (Included in Exhibit 4 to Form T-1, Registration No. 333-62644).

Exhibit 5	Not applicable.

Exhibit 6	Consent of SunTrust Bank, required by Section 321(b) of the Act.

Exhibit 7	The latest report of condition of SunTrust Bank, dated as of March 31, 2003.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Nashville and State of Tennessee on this 11th day of June, 2003.

SUNTRUST BANK

By:	/S/ WALLACE L. DUKE, JR.
Wallace L. Duke, Jr. Group Vice President

EXHIBIT 6

Consent of Trustee

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issuance of 6 1/8% Senior Subordinated Notes Due 2013 of Omnicare, Inc., SunTrust Bank hereby consents that reports of examinations by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities & Exchange Commission upon request therefor.

SUNTRUST BANK

By:	/S/ WALLACE L. DUKE, JR.
Wallace L. Duke, Jr. Group Vice President

EXHIBIT 7

The latest report of condition of SunTrust Bank, dated as of March 31, 2003

FFIEC 031

RC-1

_________

12

_________

SUNTRUST BANK

Legal Title of Bank

ATLANTA

City

GA                                                     30302

State                                                  Zip Code

Transmitted to Intercept on 04/30/2003. Confirmation Number - 0005091

FDIC Certificate Number 00867

Consolidated Report of Condition for Insured Commercial

and State-Chartered Savings Banks for March 31, 2003

All schedules are to be reported in thousands of dollars. Unless otherwise indicated,

report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands			RCFD	Bill | Mil | Thou

ASSETS
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1)			0081	4,590,391	1.a
b. Interest-bearing balances (2)			0071	18,531	1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	22,035,405	2.b
3. Federal funds sold and securities purchased under agreement to resell:			RCON
a. Federal funds sold in domestic offices			B987	282,750	3.a
			RCFD
b. Securities purchased under agreements to resell (3)			B989	3,623,250	3.b
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale			5369	8,220,705	4.a
b. Loans and leases, net of unearned income	B528	73,901,781			4.b
c. LESS: Allowance for loan and lease losses	3123	922,850			4.c
d. Loans and leases, net of unearned Income and allowance (Item 4.b minus 4.c)			B529	72,978,931	4.d
5. Trading assets (from Schedule RC-D)			3545	1,298,146	5
6. Premises and fixed assets (including capitalized leases)			2145	1,308,923	6
7. Other real estate owned (from Schedule RC-M)			2150	27,263	7
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)			2130	0	8
9. Customers’ liability to this bank on acceptances outstanding			2155	84,197	9
10. Intangible assets:
a. Goodwill			3163	778,474	10.a
b. Other intangible assets (from Schedule RC-M)			0426	608,832	10.b
11. Other assets (from Schedule RC-F)			2160	2,459,183	11
12. Total assets (sum of items 1 through 11)			2170	118,314,981	12

(1)	Includes cash items in process of collection and unposted debits.
(2)	Includes time certificates of deposit not held for trading.
(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

FFIEC 031

RC-2

_________

13

_________

SUNTRUST BANK

Legal Title of Bank

Transmitted to Intercept on 04/30/2003. Confirmation Number - 0005091

FDIC Certificate Number- 00867

Schedule RC—Continued

	Dollar Amounts in thousands			Bill | MIL | Thou

LIABILITIES

13. Deposits:
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			RCON 2200	74,145,405	13.a
(1) Noninterest-bearing (1)	6631	9,917,326			13.a.1
(2) Interest-bearing	6636	64,228,079			13.a.2
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)			RCFN 2200	4,099,738	13.b
(1) Noninterest-bearing	6631	0			13.b.1
(2) Interest-bearing	6631	4,099,738			13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase:			RCON
a. Federal funds purchased in domestic offices (2)			B993	9,196,859	14.a

b. Securities sold under agreements to repurchase (3)			RCFD B995	7,754,789	14.b
15. Trading liabilities (from Schedule RC-D)			3548	1,048,005	15
16. Other borrowed money (includes mortgage in under capitalized leases) (from Schedule RC-M)			3190	7,015,976	16
17. Not applicable
18. Bank’s liability on acceptances executed and outstanding			2920	84,197	18
19. Subordinated notes and debentures (4)			3200	2,149,202	19
20. Other liabilities (from Schedule RC-G)			2930	2,672,144	20
21. Total liabilities (sum of items 13 through 20)			2948	108,166,315	21
22. Minority interest in consolidated subsidiaries			3000	1,012,489	22

EQUITY CAPITAL

23. Perpetual preferred stock and related surplus			3838	0	23
24. Common stock			3230	21,600	24
25. Surplus (exclude all surplus related to preferred stock)			3839	2,593,742	25
26. a. Retained earnings			3632	5,711,608	26.a
b. Accumulated other comprehensive income (5)			B530	809,227	26.b
27. Other equity capital components (6)			A130	0	27
28. Total equity capital (sum of items 23 through 27)			3210	9,136,177	28
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)			3300	118,314,981	29

Memorandum

To be reported only with the March Report of Condition.

1.      Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2002

			RCDF 6724	Number 2	M.1

1 =	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 =	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 =	Attestation on bank management’s assertion on the effectiveness of the bank’s Internal control over financial reporting by a certified public accounting firm

4 =	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 =	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)

6 =	Review of the bank’s financial statements by external auditors

7 =	Compilation of the bank’s financial statements by external auditors

8 =	Other audit procedures (excluding tax preparation work)

9 =	No external audit work

(1)	Includes total demand deposits and noninterest-bearing time and savings deposits.
(2)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “other borrowed money.”
(3)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4)	Includes limited-life preferred stock and related surplus.
(5)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.

Exhibit 25.2.2

OMB APPROVAL

OMB Number: 3235-0110

Expires: June 30, 2003

Estimated average burden hours per response. . . 15

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

Statement of Eligibility under the Trust Indenture Act

of 1939 of a Corporation Designated to Act as Trustee

Securities Act of 1933 File No.:  333-103115

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A

TRUSTEE PURSUANT TO SECTION 305(b)(2):  ☒

SUNTRUST BANK

(Exact name of trustee as specified in its charter)

Georgia	58-0466330
(Jurisdiction of incorporation if not a U.S. national bank)	(I.R.S. Employer Identification Number)

303 Peachtree Street, Suite 300
Atlanta, Georgia	30303
(Address of Principal Executive Offices)	(Zip Code)

Wallace L. Duke, Jr.

SunTrust Bank

424 Church Street, 6th Floor

Nashville, Tennessee 37219

(615) 748-5324

(Name, address and telephone number of agent for service)

OMNICARE, INC.

(Exact name of obligor as specified in its charter)

Delaware	31-1001351
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 East RiverCenter Boulevard, Suite 1600
Covington, Kentucky	41011
(Address of principal executive officers)	(Zip Code)

$355,670,100 4.00% Junior Subordinated Convertible Debentures Due 2033

(Title of the indenture securities)

Item 1.	General Information.

(a)	The following are the names and addresses of each examining or supervising authority to which the Trustee is subject.

Name	Address
Department of Banking and Finance State of Georgia	Atlanta, GA
Federal Reserve Bank of Atlanta Federal Deposit Insurance Corp.	104 Marietta Street, N.W. Atlanta, GA Washington, D.C.

(b)	The Trustee is authorized to exercise corporate trust powers.

Item 2.	Affiliations with the Obligor.

The obligor is not an affiliate of the Trustee.

No Responses are included for items 3 through 12, 14 and 15. Responses to those items are not required because, as provided in general instruction (b), the obligor is not in default on any Securities issued under indentures under which SunTrust Bank is a Trustee.

Item 13.	Defaults by the obligor.

Not applicable.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended.

Exhibit 1	A copy of the Articles of Amended and Restated Articles of Association of SunTrust now in effect (dated as of August 8, 2000) (Included in Exhibit 1 to Form T-1, Registration No. 333-62644).

Exhibit 2	A copy of the Certificate of Authority of SunTrust to commence business. (Included in Exhibit 1 to Form T-1, Registration No. 333-62644).

Exhibit 3	A copy of the authorization of SunTrust to exercise corporate trust powers. (Included in Exhibit 1 to Form T-1, Registration No. 333-62644).

Exhibit 4	A copy of the Existing Bylaws of SunTrust Bank, as amended and restated February 13, 2001 (Included in Exhibit 4 to Form T-1, Registration No. 333-62644).

Exhibit 5	Not applicable.

Exhibit 6	Consent of SunTrust Bank, required by Section 321(b) of the Act.

Exhibit 7	The latest report of condition of SunTrust Bank, dated as of March 31, 2003.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Nashville and State of Tennessee on this 11th day of June, 2003.

SunTrust Bank

By:	/S/ WALLACE L. DUKE, JR.
Wallace L. Duke, Jr. Group Vice President

EXHIBIT 6

Consent of Trustee

Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939 in connection with the proposed issuance of 4.00 % Junior Subordinated Convertible Debentures Due 2033 of Omnicare, Inc., SunTrust Bank hereby consents that reports of examinations by Federal, State, Territorial or District Authorities may be furnished by such authorities to the Securities & Exchange Commission upon request therefor.

SunTrust Bank

By:	/S/ WALLACE L. DUKE, JR.
Wallace L. Duke, Jr. Group Vice President

EXHIBIT 7

The latest report of condition of SunTrust Bank, dated as of March 31, 2003

FFIEC 031

RC-1

_________

12

_________

SUNTRUST BANK

Legal Title of Bank

ATLANTA

City

GA                                                     30302

State                                                  Zip Code

Transmitted to Intercept on 04/30/2003. Confirmation Number - 0005091

FDIC Certificate Number 00867

Consolidated Report of Condition for Insured Commercial

and State-Chartered Savings Banks for March 31, 2003

All schedules are to be reported in thousands of dollars. Unless otherwise indicated,

report the amount outstanding as of the last business day of the quarter.

Schedule RC—Balance Sheet

Dollar Amounts in Thousands			RCFD	Bill | Mil | Thou

ASSETS
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1)			0081	4,590,391	1.a
b. Interest-bearing balances (2)			0071	18,531	1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A)			1754	0	2.a
b. Available-for-sale securities (from Schedule RC-B, column D)			1773	22,035,405	2.b
3. Federal funds sold and securities purchased under agreement to resell:			RCON
a. Federal funds sold in domestic offices			B987	282,750	3.a
			RCFD
b. Securities purchased under agreements to resell (3)			B989	3,623,250	3.b
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale			5369	8,220,705	4.a
b. Loans and leases, net of unearned income	B528	73,901,781			4.b
c. LESS: Allowance for loan and lease losses	3123	922,850			4.c
d. Loans and leases, net of unearned Income and allowance (Item 4.b minus 4.c)			B529	72,978,931	4.d
5. Trading assets (from Schedule RC-D)			3545	1,298,146	5
6. Premises and fixed assets (including capitalized leases)			2145	1,308,923	6
7. Other real estate owned (from Schedule RC-M)			2150	27,263	7
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M)			2130	0	8
9. Customers’ liability to this bank on acceptances outstanding			2155	84,197	9
10. Intangible assets:
a. Goodwill			3163	778,474	10.a
b. Other intangible assets (from Schedule RC-M)			0426	608,832	10.b
11. Other assets (from Schedule RC-F)			2160	2,459,183	11
12. Total assets (sum of items 1 through 11)			2170	118,314,981	12

(1)	Includes cash items in process of collection and unposted debits.
(2)	Includes time certificates of deposit not held for trading.
(3)	Includes all securities resale agreements in domestic and foreign offices, regardless of maturity.

FFIEC 031

RC-2

_________

13

_________

SUNTRUST BANK

Legal Title of Bank

Transmitted to Intercept on 04/30/2003. Confirmation Number - 0005091

FDIC Certificate Number- 00867

Schedule RC—Continued

	Dollar Amounts in thousands			Bill | MIL | Thou

LIABILITIES

13. Deposits:
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E, part I)			RCON 2200	74,145,405	13.a
(1) Noninterest-bearing (1)	6631	9,917,326			13.a.1
(2) Interest-bearing	6636	64,228,079			13.a.2
b. In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E, part II)			RCFN 2200	4,099,738	13.b
(1) Noninterest-bearing	6631	0			13.b.1
(2) Interest-bearing	6631	4,099,738			13.b.2
14. Federal funds purchased and securities sold under agreements to repurchase:			RCON
a. Federal funds purchased in domestic offices (2)			B993	9,196,859	14.a

b. Securities sold under agreements to repurchase (3)			RCFD B995	7,754,789	14.b
15. Trading liabilities (from Schedule RC-D)			3548	1,048,005	15
16. Other borrowed money (includes mortgage in under capitalized leases) (from Schedule RC-M)			3190	7,015,976	16
17. Not applicable
18. Bank’s liability on acceptances executed and outstanding			2920	84,197	18
19. Subordinated notes and debentures (4)			3200	2,149,202	19
20. Other liabilities (from Schedule RC-G)			2930	2,672,144	20
21. Total liabilities (sum of items 13 through 20)			2948	108,166,315	21
22. Minority interest in consolidated subsidiaries			3000	1,012,489	22

EQUITY CAPITAL

23. Perpetual preferred stock and related surplus			3838	0	23
24. Common stock			3230	21,600	24
25. Surplus (exclude all surplus related to preferred stock)			3839	2,593,742	25
26. a. Retained earnings			3632	5,711,608	26.a
b. Accumulated other comprehensive income (5)			B530	809,227	26.b
27. Other equity capital components (6)			A130	0	27
28. Total equity capital (sum of items 23 through 27)			3210	9,136,177	28
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)			3300	118,314,981	29

Memorandum

To be reported only with the March Report of Condition.

1.      Indicate in the box at the right the number of the statement below that best describes the most comprehensive level of auditing work performed for the bank by independent external auditors as of any date during 2002

			RCDF 6724	Number 2	M.1

1 =	Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 =	Independent audit of the bank’s parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 =	Attestation on bank management’s assertion on the effectiveness of the bank’s Internal control over financial reporting by a certified public accounting firm

4 =	Directors’ examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)

5 =	Directors’ examination of the bank performed by other external auditors (may be required by state chartering authority)

6 =	Review of the bank’s financial statements by external auditors

7 =	Compilation of the bank’s financial statements by external auditors

8 =	Other audit procedures (excluding tax preparation work)

9 =	No external audit work

(1)	Includes total demand deposits and noninterest-bearing time and savings deposits.
(2)	Report overnight Federal Home Loan Bank advances in Schedule RC, item 16, “other borrowed money.”
(3)	Includes all securities repurchase agreements in domestic and foreign offices, regardless of maturity.
(4)	Includes limited-life preferred stock and related surplus.
(5)	Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(6)	Includes treasury stock and unearned Employee Stock Ownership Plan shares.

Exhibit 25.3

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)     ☒

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

New York	13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

270 Park Avenue New York, New York	10017
(Address of principal executive offices)	(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel: (212) 270-2611

(Name, address and telephone number of agent for service)

OMNICARE, INC.

(Exact name of obligor as specified in its charter)

Delaware	31-1001351
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

100 East RiverCenter Boulevard Covington, Kentucky	41011
(Address of principal executive offices)	(Zip Code)

Omnicare, Inc. Guarantee Relating to Trust Preferred Income Equity Redeemable Securities (PIERS)

(Title of the indenture securities)

GENERAL

Item 1.	General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with the Obligor and Guarantors.

If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.    List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1.    A copy of the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22, 2001 (see Exhibit 1 to Form T-1 filed in connections with Registration Statement No. 333768, which is incorporated by reference.)

2.    A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3.    None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4.    A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement 333-76894, which is incorporated by reference.)

5.    Not applicable.

6.    The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

7.    A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority (see Exhibit 7 to Form T-1 filed in connection with Registration Statement 333-76894, which is incorporated by reference.)

8.    Not applicable.

9.    Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 10th day of June, 2003.

JPMORGAN CHASE BANK

By:	/S/ WILLIAM G. KEENAN
William G. Keenan Vice President

Exhibit 25.4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)     ☒

JPMORGAN CHASE BANK

(Exact name of trustee as specified in its charter)

New York	13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

270 Park Avenue New York, New York	10017
(Address of principal executive offices)	(Zip Code)

William H. McDavid

General Counsel

270 Park Avenue

New York, New York 10017

Tel: (212) 270-2611

(Name, address and telephone number of agent for service)

OMNICARE CAPITAL TRUST I

(Exact name of obligor as specified in its charter)

Delaware	16-6539075
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification No.)

100 East RiverCenter Boulevard Covington, Kentucky	41011
(Address of principal executive offices)	(Zip Code)

Trust Preferred Income Equity Redeemable Securities (PIERS)

(Title of the indenture securities)

GENERAL

Item 1.	General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

New York State Banking Department, State House, Albany, New York 12110.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.	Affiliations with the Obligor and Guarantors.

If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.    List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1.    A copy of the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22, 2001 (see Exhibit 1 to Form T-1 filed in connections with Registration Statement No. 333768, which is incorporated by reference.)

2.    A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

3.    None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

4.    A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement 333-76894, which is incorporated by reference.)

5.    Not applicable.

6.    The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

7.    A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority (see Exhibit 7 to Form T-1 filed in connection with Registration Statement 333-76894, which is incorporated by reference.)

8.    Not applicable.

9.    Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 10th day of June, 2003.

JPMORGAN CHASE BANK

By:	/S/ WILLIAM G. KEENAN
William G. Keenan Vice President